UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

COHERUS BIOSCIENCES INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

19249H103

(CUSIP Number)

November 12, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 19249H103	Page 2 of 5 Pages

1.	Name of reporting persons: Daiichi Sankyo Company, Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization: Japan
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 2,867,426
	6.	Shared voting power: 0
	7.	Sole dispositive power: 2,867,426
	8.	Shared dispositive power: 0
9.	Aggregate amount beneficially owned by each reporting person: 2,867,426
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 8.62%
12.	Type of reporting person (see instructions): CO

Item 1.	(a). Name of Issuer

Coherus BioSciences, Inc. (the “Company”)

(b). Address of Issuer’s Principal Executive Offices:

201 Redwood Shores Parkway

Suite 200

Redwood City, CA 94065

Item 2(a).	Name of Person Filing

Daiichi Sankyo Company, Limited

Item 2(b).	Address of Principal Business Office

The principal business office is:

3-5-1, Nihonbashi-honcho, Chuo-ku, Tokyo 103-8426, Japan

Item 2(c).	Citizenship

Daiichi Sankyo Company, Limited is a Japanese corporation.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

19249H103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

As of the date hereof, Daiichi Sankyo Company, Limited beneficially owns 2,867,426 shares of Common Stock of the Company.

(b) Percent of class:

Daiichi Sankyo Company, Limited is the beneficial owner of 8.62% of Common Stock of the Company. The percentage for Daiichi Sankyo Company, Limited is calculated using a denominator of 33,257,978 shares of Common Stock outstanding as of November 30, 2014.

(c) Number of Shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

2,867,426 shares.

(ii) Shared power to vote or to direct the vote:

0.

(iii) Sole power to dispose or to direct the disposition of:

2,867,426 shares.

(iv) Shared power to dispose or to direct the disposition of:

0.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

DAIICHI SANKYO COMPANY, LIMITED

By:	/s/ Kazunori Hirokawa
Name:	Kazunori Hirokawa
Title:	Senior Executive Officer